UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

DYNAMIC MATERIALS CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	0-8328	84-0608431
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5405 Spine Road Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

Michael L. Kuta

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Certain of the products manufactured by Dynamic Materials Corporation (together with its consolidated subsidiaries “DMC” or the “Company”) contain metals extracted from cassiterite, combite-tantalite, wolframite and/or their derivatives. (These minerals and gold constitute “Conflict Minerals”.) Specifically, some of the clad plates manufactured by the DMC’s NobelClad division included tantalum plates. Those are the only DMC products where a significant amount of any Conflict Mineral is used. Other DMC products may have trace amounts of Conflict Minerals, such as in a metal alloy, in weld wire residual which remains in the product, or in explosive powders in Oilfield Product’s products.

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934, the Company undertook to perform a reasonable country of origin inquiry (“RCOI”) of its raw materials suppliers because Conflict Minerals are or may be necessary to the functionality or production of certain products manufactured by DMC.

For this RCOI, the Company identified suppliers from which it purchased raw materials during 2013, contacted each, and requested that each provide DMC information about the extent to which their products purchased by DMC did or did not include any Conflict Minerals. The preferred response format was a completed Conflict Minerals Reporting Template (the “Template”), which was developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”). The EICC/GeSI, also known as the Conflict-Free Sourcing Initiative, is a joint venture by these two organizations to help companies source conflict-free minerals. The Template was developed “to help companies gather due diligence in a common format.”

DMC reviewed the completed Templates or other information provided by the suppliers with respect to the inclusion of Conflict Minerals in their products which DMC had purchased, and requested further information or clarification from the suppliers where it was deemed necessary or appropriate.

Item 1.02 Exhibit

In accordance with Rule 13p-1, a Conflict Minerals Report for the year ended December 31, 2013 is filed as Exhibit 1.01 to this Form SD and is also available on the Company’s website at
http://irdirect.net/BOOM/corporate_governance.

Section 2 – Exhibits

Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DYNAMIC MATERIALS CORPORATION

By: /s/ Michael L. Kuta	May 30, 2014
Michael L. Kuta, Chief Financial Officer